**As filed with the Securities and Exchange Commission on May 21, 2001**

**Registration No. 333-61192**

---

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D. C. 20549**

# POST-EFFECTIVE AMENDMENT NO. 1
# TO
# FORM S-8
## REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

**TRW Inc.**
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Ohio** | **34-0575430** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |

**1900 Richmond Road, Cleveland, Ohio 44124**
**(Address of Principal Executive Offices) (Zip Code)**

## THE TRW CANADA STOCK SAVINGS PLAN
**(Full title of the plan)**

WILLIAM B. LAWRENCE, Secretary
TRW Inc.
1900 Richmond Road, Cleveland, Ohio 44124
**(Name and address of agent for service)**

**(216) 291-7000**
**(Telephone number, including area code, of agent for service)**

**Calculation of Registration Fee**

| Title of securities to be registered | Amount to be registered(1) | Proposed maximum offering price per share(2) | Proposed maximum aggregate offering price | Amount of registration fee |
|---|---|---|---|---|
| Common Stock, par value $0.625 per share, of TRW Inc. | 80,000 | | $ 3,370,000(3) | $ 842.50(4) |
| Participations in the Plan(5) | | | | |

(1)      Includes an indeterminate number of additional shares that may be issued to adjust the number of shares issued pursuant to the Plan as a result of any future stock split, stock dividend or similar adjustment of TRW's common stock.

(2)      Indeterminable since the price per share will vary from time to time depending on the market value of TRW Common Stock. Contributions to the Plan are a percentage of the participant's compensation and are accounted for in Canadian dollars.

(3)      This figure (calculated on the basis of $42.125 per share, the average of the high and low prices of TRW Common included in the NYSE-Composite Transactions report for May 15, 2001, as reported by the New York Stock Exchange) represents the estimated maximum number of currently outstanding shares of TRW Common which could be purchased under the Plan with the estimated $3,370,000 aggregate employee and employer contributions to the Plan for the period from May 21, 2001 through April 30, 2004.

(4)      Previously paid.

(5)      In addition, pursuant to Rule 416(c) under the Securities Act of 1933, this Registration Statement also covers an indeterminate amount of participation interests to be offered or sold pursuant to the Plan described herein.

The Registrant hereby amends this Registration Statement to restate Part II, Item 8 of this Registration Statement in its entirety as set forth below. Any information not expressly amended by this filing shall remain as set forth in the Form S-8 filed with the Securities Exchange Commission on May 18, 2001.

## PART II

### INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 8. Exhibits.

The "Exhibit Index" included after the Signatures contained in this Part II is hereby incorporated by reference.

**SIGNATURES**

**The Registrant.** Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lyndhurst, State of Ohio, on the 21st day of May, 2001.

TRW INC.

By /s/ William B. Lawrence
_____
William B. Lawrence, Executive Vice President,
General Counsel and Secretary

**Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the date indicated.**

| Signature | Title | Date |
|---|---|---|
| J. T. GORMAN* | Chairman of the Board, and Director | May 21, 2001 |
| D. M. COTE* | President, Chief Executive Officer and Director | May 21, 2001 |
| C. G. MILLER* | Executive Vice President and Chief Financial Officer | May 21, 2001 |
| T. A. CONNELL* | Vice President and Controller | May 21, 2001 |
| M. H. ARMACOST* | Director | May 21, 2001 |
| M. FELDSTEIN* | Director | May 21, 2001 |
| R. M. GATES* | Director | May 21, 2001 |
| G. H. HEILMEIER* | Director | May 21, 2001 |
| C. R. HOLLICK* | Director | May 21, 2001 |

| | | |
|---|---|---|
| K. N. HORN* | Director | May 21, 2001 |
| H. V. KNICELY* | Director | May 21, 2001 |
| D. B. LEWIS* | Director | May 21, 2001 |
| L. M. MARTIN* | Director | May 21, 2001 |
| J. D. ONG* | Director | May 21, 2001 |

**William B. Lawrence,** by signing his name hereto, does hereby sign and execute this Post-Effective Amendment No. 1 to this Registration Statement on behalf of each of the above-named officers and Directors of TRW Inc., pursuant to a power of attorney executed by each of such officers and Directors and filed with the Securities and Exchange Commission.

May 21, 2001

\* By  /s/ William B. Lawrence
_____
William B. Lawrence, Attorney-in-fact

**The Plan.** Pursuant to the requirements of the Securities Act of 1933, the Board of Administration of the Plan has duly caused this Post-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lyndhurst, State of Ohio, on the 21st day of May, 2001.

THE TRW CANADA STOCK SAVINGS PLAN

By       /s/ William B. Lawrence
_____
William B. Lawrence, Attorney-in-fact

# EXHIBIT INDEX

| Exhibit No. | Exhibit Description |
|---|---|
| 5* | Legal Opinion of William B. Lawrence, General Counsel of TRW Inc. |
| 15* | Letter re: Unaudited Financial Information |
| 23(a) | Consent of Ernst & Young LLP |
| 23(b) | Consent of Ernst & Young LLP |
| | The Consent of William B. Lawrence is contained in his opinion filed as Exhibit 5 to this Registration Statement. |
| 24(a)* | Power of Attorney of the Board of Administration of The TRW Canada Stock Savings Plan. |
| 24(b)* | Power of Attorney of the Directors and certain officers of TRW Inc. |

* Filed with Form S-8 Registration Statement (333-61192) on May 18, 2001.

-4-

## CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement (Form S-8) of our report dated January 22, 2001, with respect to the consolidated financial statements of TRW Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2000, as amended by Form 10-K/A No. 1, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

**ERNST & YOUNG LLP**

Cleveland, Ohio
May 18, 2001

**Exhibit 23(b)**

## CONSENT OF INDEPENDENT AUDITORS

   We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement (Form S-8) of our report dated March 8, 2001, with respect to the financial statements of the TRW Canada Stock Savings Plan included in the Annual Report on Form 10-K of TRW Inc. for the year ended December 31, 2000, as amended by Form 10-K/A No. 1, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

**ERNST & YOUNG LLP**

Hamilton, Ontario
May 18, 2001